UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CYTOKINETICS, INCORPORATED

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

23282W100

(CUSIP Number)

David J. Scott, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

CUSIP No. 23282W100	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amgen Inc. I.R.S. Employer Identification No. 95-3540776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,484,806
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,484,806
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,484,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 142,413,069 shares of Issuer common stock, $0.001 par value per share, outstanding as of October 25, 2012 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on January 8, 2007 (the “Initial Statement,” and as amended, this “Statement”), filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Cytokinetics, Incorporated, a Delaware corporation (the “Issuer”).

Items 2 and 5 are hereby amended and restated as set forth below.

Item 2. Identity and Background.

(a)-(c), (f) The name of the corporation filing this Statement is Amgen Inc., a Delaware corporation (“Amgen”). The address of Amgen’s principal business is One Amgen Center Drive, Thousand Oaks, California 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and delivers human therapeutics. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d) As disclosed in Amgen’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2013, Amgen pled guilty to a single misdemeanor count of misbranding Aranesp® in a way that was different from the dosages in the product’s label. The plea was entered on December 18, 2012 in the New York Eastern District Court and was accepted by the court on December 19, 2012. Except with respect to the foregoing, neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 3,484,806

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 3,484,806

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 2.4% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 142,413,069 outstanding shares of Common Stock (as of October 25, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with Commission on November 7, 2012).

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) Neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person has effected any transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) Solely as a result of an increase in the number of the Issuer’s outstanding shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the Commission on May 6, 2011, Amgen has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 21, 2013	AMGEN INC.

/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, title and present principal occupation or employment of each of the directors and executive officers of Amgen Inc. are set forth below. The business address of each director and executive officer listed below is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799. Each of the executive officers and directors listed below is a U.S. citizen, with the exceptions of Mr. de Carbonnel, who is a French citizen, and Mr. Peacock, who is a United Kingdom citizen.

Name	Principal Occupation[1]
Executive Officers
Robert A. Bradway	Chairman of the Board, President and Chief Executive Officer
Madhavan (Madhu) Balachandran	Executive Vice President, Operations
Sean E. Harper	Executive Vice President, Research and Development
Anthony C. Hooper	Executive Vice President, Global Commercial Operations
Brian McNamee	Senior Vice President, Human Resources
Cynthia M. Patton	Senior Vice President and Chief Compliance Officer
Jonathan Peacock	Executive Vice President and Chief Financial Officer
David J. Scott	Senior Vice President, General Counsel and Secretary

(1)	The principal occupation of each executive officer is with Amgen Inc.

Name	Principal Occupation
Directors
David Baltimore	President Emeritus and Robert Andrews Millikan Professor of Biology, California Institute of Technology
Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC
Robert A. Bradway	Chairman of the Board, President and Chief Executive Officer
Vance D. Coffman	Retired Chairman of the Board and Chief Executive Officer, Lockheed Martin Corporation
François de Carbonnel	Retired Senior Advisor, Global Corporate and Investment Bank of Citigroup
Robert A. Eckert	Retired Chairman of the Board and Chief Executive Officer, Mattel, Inc.
Rebecca M. Henderson	John and Natty McArthur University Professor, Harvard University
Frank C. Herringer	Chairman of the Board, Transamerica Corporation
Tyler Jacks	David H. Koch Professor of Biology and director of the David H. Koch Institute for Integrative Cancer Research, Massachusetts Institute of Technology

Gilbert S. Omenn	Professor of Internal Medicine, Human Genetics and Public Health and Director of the Center for Computational Medicine & Bioinformatics, University of Michigan
Judith C. Pelham	President Emeritus, Trinity Health
J. Paul Reason	Consultant, Naval Studies Board
Leonard D. Schaeffer	Senior Advisor, TPG Capital and Partner at North Bristol Partners LLC
Ronald D. Sugar	Retired Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation